Exhibit 21

List of Subsidiaries

Active subsidiaries of the Company as of December 31, 2011:

Name of Subsidiary	State/Country of Incorporation

Ubiquity.com, Inc.	Delaware
Xacta Corporation	Delaware
Telos Delaware, Inc.	Delaware
Teloworks, Inc.	Delaware
Telos Identity Management Solutions, LLC (DBA Telos ID)	Delaware
Teloworks Philippines, Inc.	Philippines